

Mail Stop 4720

December 9, 2015

Via E-Mail
Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re: Todos Medical Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 25, 2015**
> **CIK No. 0001645260**

Dear Mr. Zigdon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1. We note the revised disclosure in response to comment 19. Please disclose the price at which the shares will be offered.

Prospectus Summary, page 6

2. We refer to our prior comment 2. Please revise to further clarify the phases of clinical development and the respective status of your products currently in clinical development. For example, in the respective jurisdictions under which you are conducting or plan to conduct your trials, please disclose briefly the stages of clinical development generally

(e.g. Phase 1 or Phase 2) and the stage(s) of your product candidate relative to the stage(s) for final approval for commercialization.

3. We refer to your revised disclosures on page 6 and 40. Please discuss your reasonable best estimate of the number of additional stages of clinical trials that will be required to achieve commercialization. For example, your disclosure on page 40 states that you are refining the protocols to undergo clinical trials that would enable you to receive FDA approval. In that regard, it is unclear if you intend that the contemplated trial will be the last trial required before potential commercialization. Please also disclose whether you plan on conducting clinical trials in the United States, if not, please disclose whether you intend to submit the foreign trials as a basis for approval from the FDA. Please also consider any necessary changes to your risk factors.

Management's Discussion and Analysis, page 40

4. We note your revised disclosure in response to comments 2 and 4. Please revise the bullet points on page 45 and the fourth paragraph on page 6 to address your anticipated timeline and the nature and extent of your operations assuming you are not able to raise the $5 million discussed on page 44.

Our Technology, page 47

5. We refer to our prior comment 11 and your revised disclosure on page 47. Please clarify the meaning and significance of "optical measurement" as used in the second paragraph of "Our Technology."

Past Clinical Studies, page 48

6. Please refer to your disclosure regarding your past clinical trials. Please expand your disclosure with respect to each trial to discuss the following:
    *   the dates, jurisdiction or governing body that authorized the trials or explain why no such approval was required;
    *   the purpose, primary and secondary endpoints, and the corresponding results of each trial;
    *   the type or phase of the trial (e.g. FDA Phase 1 or Phase 2 trials); and
    *   the meaning and significance of "sensitivity."

Intellectual Property, page 49

7. Please revise your disclosures to briefly state the subject matter to which the patents relate. For example, consider disclosure that would inform investors if a patent application relates to a process and a system directed towards your TBIA product candidate. In addition, please include the relevant descriptions as contemplated by our

prior comment 12 for your material patents licensed pursuant to your license agreement with BGU and Mor.

Licensing Agreement, page 49

8. We refer to your revised bullet point disclosure in response to our prior comment 13. Please revise your royalty rate disclosure to clarify that the initial rates (i.e. 3.0%, 2.5% and 2.0%) are payable in addition to the sublicensing payment rates, if any, (i.e. 10% and 7.5%) of your sublicense income as further described in your last bullet points. In addition, please clarify if the sole consideration received by you for a sublicense is the sublicense income your royalty rates are 20% and 15%, as further described in this section of your prospectus.

Transactions with Related Persons, page 69

9. Please revise your disclosure in the fourth paragraph of this section to provide the date upon which the additional ordinary shares will be issued if your registration statement is not declared effective.

Recent Sales of Unregistered Securities, page 94

10. We note the additional and revised disclosure. Please revise to provide the information required by Item 701 of Regulation S-K for the March through May 2015 private placement memorandum. Additionally, please advise us of the 18,120,000 ordinary shares issued under the Share Purchase Agreement. The amounts in Exhibit 10.5 (including the addendum) do not appear to reconcile with the disclosure in this section.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, James Lopez at (202) 551-3536 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Via E-Mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC